[redacted]

14040024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 04 2014
Washington DC
405

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65336

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wolverine Execution Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 West Jackson Boulevard, Suite 200
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Judy Kula 312-884-3724
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

175 West Jackson Boulevard, 20th Floor (Address) Chicago (City) Illinois (State) 60604 (Zip Code)

CHECK ONE:

X Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Judy Kula, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wolverine Execution Services, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Judy Kula

Signature

Chief Financial Officer

Title

Joseph J Tucker 2.28.14

Notary Public

OFFICIAL SEAL
JOSEPH J TUCKER
Notary Public - State of Illinois
My Commission Expires Apr 28, 2015

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

GrantThornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

Member
Wolverine Execution Services, LLC

We have audited the accompanying statement of financial condition of Wolverine Execution Services, LLC (an Illinois limited liability company) (the Company) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's responsibility for the financial statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

Grant Thornton

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Wolverine Execution Services, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
February 28, 2014

Wolverine Execution Services, LLC
(an Illinois limited liability company)
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Cash and cash equivalents	$ 3,184,606
Receivables from clearing brokers	9,707,770
U.S. government security owned, at fair value	6,629,890
Accounts receivable, net of allowance for bad debt of $33,554	9,718,936
Property and equipment, at cost, net of accumulated depreciation of $1,243,176	855,242
Due from affiliates	1,014,562
TOTAL ASSETS	$31,111,006

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$11,595,669
Total liabilities	11,595,669
Member's equity	19,515,337
TOTAL LIABILITIES AND MEMBER'S EQUITY	$31,111,006

The accompanying notes are an integral part of this statement.

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Wolverine Execution Services, LLC (the Company) was organized under the State of Illinois Revised Limited Liability Company Act on July 19, 2001.

The Company is a registered broker-dealer and was approved as a member of the National Association of Securities Dealers, Inc. (NASD) in November 2002. In July 2007, the NASD and the member regulation, enforcement and arbitration functions of the New York Stock Exchange merged to form the Financial Industry Regulatory Authority, Inc. (FINRA). In addition, the Company was approved as a member of the National Futures Association in September 2003. The Company provides execution services for Wolverine Trading, LLC (the Parent) and other affiliates, as well as broker-dealers and institutional customers. The Company is also a member of the Chicago Board Options Exchange, the International Securities Exchange, the Philadelphia Stock Exchange, NYSE Amex, NYSE Arca, the Chicago Stock Exchange, the Chicago Futures Exchange, the Chicago Board Stock Exchange, the Boston Options Exchange, NASDAQ, NASDAQ OMX and BATS.

On September 26, 2012, the Company was approved by the Options Clearing Corporation (OCC) for membership. The Company activated its membership on October 26, 2012, as part of its initiative to self-clear certain options transactions in the interest of cost savings.

The Company is a wholly owned subsidiary of Wolverine Trading, LLC (the Parent).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities, when purchased, of three months or less to be cash equivalents.

The Company is exposed to concentrations of credit risk. The Company maintains cash and cash equivalents at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. At times, the Company may maintain balances in excess of FDIC limits. The Company monitors this credit risk and has not experienced any losses related to these risks.

Property and Equipment

Property and equipment items are stated at cost less accumulated depreciation. Expenditures, which materially extend the original lives of assets, are capitalized.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price), in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value is based upon quoted market prices. If listed prices or quotes are not available, fair value is based upon internally developed models that primarily use, as inputs, market-based or independently sourced market parameters, including but not limited to yield curves, interest rates, volatilities, equity or debt prices, and credit curves. Observable inputs are those that market participants would use in pricing assets or liabilities based on market data obtained from sources independent of the Company. The fair value hierarchy is categorized in three levels based on the inputs as follows.

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Valuations based on inputs, other than Level 1 prices, such as quoted active market prices for similar assets or liabilities, quoted prices for identical or similar assets in inactive markets, and model-derived valuations in which all significant inputs are observable in active markets.

Level 3 - Valuations based on inputs that are unobservable in the market place and significant to the overall fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of inputs that is significant to the fair value measurement.

The Company's assets and liabilities recorded at fair value have been categorized based upon the fair value hierarchy, see Note H below.

Income Taxes

The Company has elected to be treated as a partnership for federal and state income tax purposes. Consequently, no provision or credit has been recorded for federal income taxes as the Company's income (loss) is directly taxable to the individual members.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded. The Company applied the guidance to all tax positions for which the statute of limitations remained open. As of December 31, 2013, the open tax years are 2010 through 2013. As of December 31, 2013, the Company had no material unrecognized federal or state tax benefits. There have been no material changes in unrecognized tax benefits during the current year. The Company did not have any material amounts accrued for interest and penalties at December 31, 2013.

NOTE C - RECEIVABLE FROM AND EQUITY WITH OTHER BROKERS

Goldman Sachs Execution & Clearing, L.P. (Goldman Sachs); Merrill Lynch, Pierce, Fenner and Smith Incorporated (Merrill Lynch); ABN AMRO Clearing Chicago LLC (ABN AMRO); and BMO Harris Bank (BMO) act as clearing brokers for the Company under separate agreements. Cash on deposit with the clearing brokers satisfy any existing margin requirements.

In the event that a clearing broker becomes insolvent, recovery of the Company's funds might be limited to the equity capital of the respective clearing broker. In such an instance, the Company could incur losses to the extent that the recovered amount is less than the total cash and other property deposited with the clearing broker.

NOTE D - RELATED PARTY TRANSACTIONS

At December 31, 2013, the Company had payable balances of $15,870 to Wolverine Trading Technologies, LLC and $7,840 to 360 TCS, LLC, each of which is an affiliated entity, and recorded within accounts payable and accrued expenses on the statement of financial condition. The Company had receivable balances of $775,139 from Wolverine Trading, LLC; $235,395 from Wolverine Capital Markets, LLC; $512 from Wolverine Asset Management, LLC and $3,516 from Wolverine Trading UK, Ltd., each of which is an affiliated entity, and recorded within due from affiliates on the statement of financial condition.

The Parent provides administrative support to the Company.

NOTE E - PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2013, are summarized as follows:

Infrastructure and computer hardware	$ 1,595,306
Furniture and fixtures	178,778
Leasehold improvements	324,334
Total cost of property and equipment	2,098,418
Less accumulated depreciation and amortization	(1,243,176)
Total property and equipment, net	$ 855,242

NOTE F - COMMITMENTS

The Company was an introducing and clearing broker as of December 31, 2013. All transactions for customers were settled on a fully disclosed basis with other broker-dealers. The Company held no customer accounts or positions as of December 31, 2013. In connection with these arrangements, the Company has guaranteed the performance of its customers and is contingently liable for the payment of securities purchased and the delivery of securities sold by customers. The Company's clearing brokers clear its over-the-counter market-making activities. As such, the Company has a required deposit of $100,000, $250,000 and $250,000 with Goldman Sachs, Merrill Lynch and ABN AMRO, respectively, for the Company's customer activity, which can be in cash or securities. These deposits are included in receivables from clearing brokers on the accompanying statement of financial condition. The Company cannot determine the maximum exposure under these guarantees as the amount is contingent on the number of transactions and, accordingly, has not recorded a liability.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is a broker-dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under the basic net capital rule and is therefore required to maintain adjusted net capital equivalent to $250,000 or 6-2/3%, of aggregate indebtedness, whichever is greater, as these terms are defined under Rule 15c3-1. As of December 31, 2013, the Company had a minimum net capital requirement of $773,045.

Adjusted net capital changes from day to day but, at December 31, 2013, the Company had adjusted and excess net capital of $9,005,089 and $8,232,044, respectively, as calculated under Rule 15c3-1. The net capital rule might effectively restrict the withdrawal of capital.

The Company became a member of the OCC effective September 26, 2012. As of December 31, 2013, the Company had purchased and pledged $6.63 million worth of six-month treasury bills to meet the OCC's deposit requirement. These treasury bills are recorded as U.S. government securities owned on the accompanying statement of financial condition. During 2013, the Company maintained its special reserve account for the exclusive benefit of customers and Proprietary Accounts of Introducing Brokers (PAIB) reserve account for broker dealers and performed weekly reserve account calculations in accordance with the Securities and Exchange Commission's Customer Protection Rule (Rule 15c3-3). The Company did not hold any customer security positions and therefore maintained zero account balances for the year ended December 31, 2013.

NOTE H - FINANCIAL INSTRUMENTS

The Company is an introducing and clearing broker-dealer, executing trades on the behalf of various customers. The Company does not hold customer securities or accounts nor does the Company trade on its own behalf. The Company holds a $6.63 million, six-month U.S. government treasury bill, which it pledged to the OCC. All instruments are subject to market risk - the risk that future changes in market conditions may make an instrument less valuable. The market risk associated with government treasury bills is minimal.

The fair market value of the Company's six-month treasury bill is $6,629,890 as of December 31, 2013, and deemed a Level 1 investment.

NOTE I - CONTINGENT LIABILITIES

In the normal course of business, the Company may be subject to various litigation and arbitration matters. When such matters arise, they are vigorously defended and numerous meritorious defenses tend to exist. As of December 31, 2013, there is no outstanding litigation, individually or in the aggregate, that would have a material adverse effect on the Company's financial position or results of operations.

NOTE J - SUBSEQUENT EVENTS

In accordance with the provisions set forth by the Financial Accounting Standards Board Accounting Standards Codification 855, *Subsequent Events,* management has evaluated subsequent events through February 28, 2014, the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustment to or additional disclosure in the Company's financial statements.

GrantThornton

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687
T 312.856.0200
F 312.565.4719
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1)

Member
Wolverine Execution Services, LLC

In planning and performing our audit of the financial statements of Wolverine Execution Services, LLC (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following, as applicable:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Management of the Company is responsible for establishing and maintaining effective internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to

Grant Thornton

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Chicago, Illinois
February 28, 2014

Report Pursuant to SEC Rule 17a-5 and Report of Independent Registered Public Accounting Firm

Wolverine Execution Services, LLC
(An Illinois Limited Liability Company)

December 31, 2013

Filed as public pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.